[Multiband Corporation letterhead]

May 23, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Jessica Plowgian

RE:	Multiband Corporation Registration Statement on Form S-1 File No. 333-169255 // Filed May 17, 2011

Ladies and Gentlemen:

On behalf of Multiband Corporation (“Multiband”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Washington D.C. time, on May 25, 2011, or as soon as is practicable thereafter.

Multiband hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Multiband from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Multiband may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Multiband Corporation

By: /s/Steven M. Bell

Steven M. Bell
Its: Chief Financial Officer and General Counsel